EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000

Earnings	$196,982	$198,509	$283,562	$228,919

Fixed Charges	$18,161	$20,320	$26,116	$27,729
Earnings to Fixed Charges	10.85	9.77	10.86	8.26

Earnings:
Pretax Earnings from Continuing Operations	180,406	178,233	255,387	203,201
Add:
Fixed Charges	18,161	20,320	26,116	27,729
Less capitalized interest	(14,863)	(17,638)	(22,498)	(24,367)
Add amortization of previously capitalized interest	13,278	17,594	24,557	22,356

Total Earnings	196,982	198,509	283,562	228,919

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0
Interest component of rent expense	2,060	1,646	2,253	2,177
Amortization and expensing of debt expenses	1,238	1,036	1,365	1,185
Capitalized interest	14,863	17,638	22,498	24,367

Total Fixed Charges	18,161	20,320	26,116	27,729

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended December 31,

	1999	1998	1997

Earnings	$181,602	$118,989	$69,246

Fixed Charges	$24,223	$23,478	$27,165
Earnings to Fixed Charges	7.50	5.07	2.55

Earnings:
Pretax Earnings from Continuing Operations	148,453	83,852	39,327
Add:
Fixed Charges	24,223	23,478	27,165
Less capitalized interest	(21,261)	(22,525)	(25,607)
Add amortization of previously capitalized interest	30,187	34,184	28,361

Total Earnings	181,602	118,989	69,246

Fixed Charges:
Homebuilding and corporate interest expense	0	0	761
Interest component of rent expense	1,615	0	0
Amortization and expensing of debt expenses	1,347	953	797
Capitalized interest	21,261	22,525	25,607

Total Fixed Charges	24,223	23,478	27,165